FX ENERGY, INC. 3006 Highland Drive, #206 Salt Lake City, Utah 84106 USA Telephone: (801) 486-5555 Facsimile: (801) 486-5575

February 25, 2014

VIA EDGAR TRANSMISSION

Mr. H. Roger Schwall, Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street NE
Washington, DC  20549-7010

Re:	FX Energy, Inc.
Form 10-K for Fiscal Year Ended December 31, 2012
Filed March 14, 2013
Response Letter Dated February 25, 2014
File No. 001-35012

Dear Mr. Schwall:

This letter is in response to your letter dated February 25, 2014, respecting your review of the annual report on Form 10-K for the year ended December 31, 2012, of FX Energy, Inc. (the “Company”).

Set forth below is your comment, followed by the Company’s response.  As indicated below, in view of our expected timely filing next month of our annual report on Form 10-K for the year ended December 31, 2013, we propose to incorporate revised disclosures in future filings in response to these and other comments.

Form 10-K for Fiscal Year Ended December 31, 2012

Properties, page 26

Reserve Volumes and Values, page 28

1.
We acknowledge your response to prior comment 1 in our letter dated February 5, 2014.  However, we note the illustration showing the proposed changes to the disclosure on pages 5 and 28 contains references to an aggregation of proved plus probable reserves and SMOG value.  The Company in response to comments 3 and 4 in our letter dated September 26, 2013 previously agreed to delete the disclosure of the sum of proved plus probable reserve and dollar amounts.  We re-issue comments 3 and 4 which are also contained in the correspondence dated February 5, 2014.

FX ENERGY, INC.

Mr. H. Roger Schwall, Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
February 25, 2014

____________________________

Response:	We acknowledge the Staff’s comment and propose, in future filings, to eliminate all disclosures regarding or containing probable reserves volumes and values.

The Company acknowledges the following:

●	FX Energy, Inc. is responsible for the adequacy and accuracy of the disclosure in the filing.

●	Staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing.

●	FX Energy, Inc. may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

The Company would be happy to provide additional information you may request or respond to further inquiries.

Sincerely,

FX ENERGY, INC.

/s/ Clay Newton
Clay Newton
Vice President of Finance

cc:	John Hodgin
Petroleum Engineer